SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item                        Description of Item

1.                                                                                       Announcement — Dow Jones Index Places Cemig as World Leader in the Electricity Sector

2.                                                                                       Market Announcement, October 13, 2005

3.                                                                                       Notice to Stockholders, October 28, 2005

4.                                                                                       Meeting of the Board of Directors, October 27 — October 31, 2005

5.                                                                                       Meeting of the Board of Directors, October 21, 2005

6.                                                                                       Calendar of Corporate Events - 2005

7.                                                                                       Notice to Holders of the First Issue of the First Series of CEMIG Debentures, October 10, 2005

8.                                                                                       Market Announcement, November 2, 2005

Dow Jones index places Cemig as
world leader in the electricity sector

DJSI World selects Cemig for sixth year running

Cemig is very happy to announce that it has been selected, for the 6th year running, for inclusion in the Dow Jones Sustainability World Indexes (DJSI World) for 2005-2006, together with 317 companies from all over the world, and was elected as the world leader in the electricity sector. The survey involved 2,500 companies from 58 industrial sectors in 34 countries.

The DJSI World is made up of shares of companies that are recognized for their sustainability, in terms of being able to create value for stockholders over the long term, due to their success in taking advantage of opportunities and managing the risks associated with economic, environmental and social factors - taking into account not only financial performance, but principally quality, and continuous improvement, in management. In management, the index reflects the inclusion of environmental and social activity as a means to sustainability over the long term.

Since its creation in January 1999 the DJSI World has become an important reference for investors and managers of foreign funds, who take its performance into account in investment decisions.

Over recent years Cemig has maintained its position as the only company in the Latin American electricity sector to be included in the Dow Jones Index.

Being part of the DJSI World means: recognition that Cemig carries out its activities according to the principles of sustainable development, including practices of respect for the environment and for the well-being of society as a whole. For more information on the DJSI World, see www.sustainability-indexes.com.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

Market announcement

CEMIG (Cia. Energética de Minas Gerais) and WHITE MARTINS Gases Industriais Ltda. announce that on October 3, 2005, in an association in which Cemig holds 49% and White Martins 51%, they presented a binding proposal to Banco Santander S.A. for acquisition of 100% of the shares of Gas Brasiliano Distribuidora S.A. ("GBD") owned by ENI International B.V. (80%) and Intalgas - Società Italiana per il Gas Per Azioni (20%). GBD holds the concession for piped distribution of gas in the Northwestern region of the state of São Paulo, Brazil, an area of 142,000 km2 (57% of the total area of the state), serving 375 municipalities. The area is contiguous to the concession area of Gasmig where White Martins is strongly active. GBD's sales in 2004 averaged 196,000 m3/day, to 1,331 consumers, 93% of these consumers being industrial. The area has potential for 1.5 million m3/day. Piped gas distribution service in this area is regulated by the Public Energy Services Committee of the State of São Paulo (CSPE). For Cemig and White Martins the acquisition, if completed, would represent creation of value for its stockholders through achievement of operational and commercial synergies and a better positioning in the emerging Brazilian natural gas sector.

Belo Horizonte, October 13, 2005

Flávio Decat de Moura
Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We hereby inform our stockholders that the Board of Directors, in a meeting held on 27 October 2005, decided to pay interest on equity in respect of the year 2005, in accordance with Section 9 of Law 9249/95 of 26 December 1995, which shall be taken into account and offset in the calculation of the obligatory dividend, in accordance with Clause 29, Paragraph 2 of the Bylaws, in the amount of R$195,000,000.00 (one hundred and ninety-five million Reais), which corresponds to R$ 1,2030747583 per thousand shares. This amount will be paid in two equal parts, the first on or before 30 June 2006 and the second on or before 30 December 2006.

All stockholders whose names are on the company's Nominal Share Register on 8 November 2005 will have the right to this payment, on which tax at 15% will be withheld at source of payment, other than for stockholders that are exempt from this withholding under current legislation.

The shares will trade with the exclusion of this benefit on 9 November 2005.

We remind stockholders of the importance of updating their registration information. This can be done by visiting any branch of Banco Itaú S.A. (the institution which administers Cemig's system of registered nominal shares), taking their personal documents with them.

Belo Horizonte, 28 October 2005

Flávio Decat de Moura
Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company – CNPJ 17.155.730/0001-64

Meeting of the Board of Directors

Opened: October 27, 2005; completion expected: October 31, 2005.

The Board of Directors decided as follows:

1.               To authorize payment of Interest on Equity in the amount of R$ 195 million.

2.               To re-ratify the prior resolution of the Board on contracting of corporate credit card services, with a view to extending their use to the employees of Cemig’s wholly-owned subsidiaries Cemig D, Cemig GT, Gasmig, Infovias and Efficientia.

3.               To authorize contracting of services to supply temporary labor to meet needs for transitory substitution of employees or non-routine peaks in workload.

4.               To authorize payment to the State of Minas Gerais of an amount relating to the License Charge for Use or Occupation of Land Areas under Highway Control (TDFR), to avoid issuance of an infringement notice by the state tax authorities and the consequent addition of a penalty payment and the legal interest, subject to the following conditions: negotiation with Aneel of passthrough to the tariff of the costs relating to this amount; in the absence of a positive statement by that agency on the request to pass through the said costs to the tariff within up to 6 months from the date of payment of the Charge, filing of a court action to recover amounts unduly paid, with application to offset the amounts awarded, if any, against other taxes payable to the State of Minas Gerais; and the same procedure to be followed whenever the TDFR is charged in future.

5.               Submission of a proposal to an Extraordinary General Meeting of Stockholders for authorization to file Administrative Tender Proceedings, and also contracting, directly with an insurance company, of third party liability insurance for members of the Board, Directors and Officers, for insurance cover for unintentional acts by the company’s executives, in accordance with the conditions established by IRB Brasil Re.

Notes:

A - The binding proposal for acquisition of positions held by Schahin Engenharia Ltda. in transmission companies is still under discussion, and a decision will be made whether or not to approve it at the continuation of this meeting, planned for October 31, 2005, at 12 noon.

B - The proposal for direct contracting with Banco Itaú BBA of the financial, technical, environmental, legal, accounting and actuarial advisory services to assist in the process of valuation of the assets of Light Serviços de Eletricidade S.A. and the thermal electricity generation plant Norte Fluminense S.A. was approved by the meeting of the Board held on October 21, 2005.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed company – CNPJ 17.155.730/0001-64

Meeting of the Board of Directors

October 21, 2005, at 12 noon

The Board of Directors decided as follows:

1.               The Board authorized direct contracting with Banco Itaú BBA of the financial, technical, environmental, legal, accounting and actuarial advisory services to assist in the process of valuation of the assets of Light Serviços de Eletricidade S.A. and the thermal electricity generation plant Norte Fluminense S.A.

INVESTORS RELATIONS SUPERINTENDENCE - IR

CALENDAR OF CORPORATE EVENTS - 2005

Information About the Company
Name:	Companhia Energética de Minas Gerais – CEMIG
Head office address:	Av. Barbacena, 1200 – Bairro Santo Agostinho 30161-970- Belo Horizonte – MG, Brazil
Web address	www.cemig.com.br
Finance, Participations and Investor Relations Director	Name: Flávio Decat de Moura E-mail: flaviodecat@cemig.com.br Telephone: 55-31-3299-4903 Fax: 55-31-3299-3832
Newspapers and other publications where corporate acts are published	Minas Gerais – in Belo Horizonte/MG O Tempo – in Belo Horizonte/MG Gazeta Mercantil – in São Paulo/SP

Annual Balance Sheets and Consolidated Balance Sheets for year ending on 12/31/2004.
Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/10/2005
Availability to shareholders	03/10/2005
Publication	04/10/2005

Standard Balance Sheets for year ending on 12/31/2004
Event	Date
Submission to CVM and the São Paulo Stock Exchange	03/10/2005

Annual Information for year ending on 12/31/2004
Event	Date
Submission to the São Paulo Stock Exchange	05/29/2005

Quarterly Information
Event	Date
Submission to the São Paulo Stock Exchange
—> for First Quarter	05/13/2005
—> for Second Quarter	07/29/2005
—> for Third Quarter	10/31/2005

Annual General Shareholders’ Meeting
Event	Date
Submission of Public Announcement of AGM to the São Paulo Stock Exchange together with the Administration Proposal.	04/13/2005
Publication of the Public Announcement of AGM	04/13/2005
Annual General Shareholders’ Meeting date	04/29/2005
Submission of the primary decisions of the AGM to the São Paulo Stock Exchange	04/29/2005
Submission of the minutes of the AGM to the São Paulo Stock Exchange	05/09/2005

Extraordinary General Shareholders’ Meeting
Event	Date
Submission of Public Announcement of EGS to the São Paulo Stock Exchange together with the Administration Proposal.	02/02/2005
Publication of the Public Announcement of EGS	02/03/2005
General Shareholders’ Meeting date	02/18/2005
Submission of the primary decisions of the EGS to the São Paulo Stock Exchange	02/18/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	02/28/2005

Extraordinary General Shareholders’ Meeting
Event	Date
Submission of Public Announcement of EGS to the São Paulo Stock Exchange together with the Administration Proposal.	07/13/2005
Publication of the Public Announcement of EGS	07/14/2005
General Shareholders’ Meeting date	07/29/2005
Submission of the primary decisions of the EGS to the São Paulo Stock Exchange	07/29/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	08/08/2005

Public Meeting with Analysts
Event	Dates/Locations
Presentation of Results 2004	03/11/2005	CEMIG
Public meeting with analysts, open to other interested parties.	03/15/2005 08:00 a.m.	APIMEC, Belo Horizonte – MG
Public meeting with analysts, open to other interested parties.	03/15/2005 04:00 p.m.	APIMEC, São Paulo – SP
Public meeting with analysts, open to other interested parties.	03/16/2005 05:00 p.m.	APIMEC, Rio de Janeiro – RJ
Public meeting with analysts, open to other interested parties.	03/17/2005 08:30 a.m.	ABAMEC, Rio de Janeiro - RJ
Public meeting with analysts, open to other interested parties.	03/18/2005 08:00 a.m.	APIMEC, Brasília – DF
Public meeting with analysts, open to other interested parties.	03/22/2005 08:30 a.m.	APIMEC, Florianópolis – SC
Public meeting with analysts, open to other interested parties.	03/22/2005 05:00 p.m.	APIMEC, Porto Alegre – RS
Public meeting with analysts, open to other interested parties.	03/31/2005 06:00 p.m.	APIMEC, Fortaleza - CE
X Public Meeting with analysts - APIMEC	May 12th, 2005 at May 14th, 2005	Belo Horizonte – MG visit to the Capim Branco Power Plant
Public meeting with analysts, open to other interested parties.	04/08/2005 06:00 p.m.	APIMEC, Belo Horizonte – MG
Public meeting with analysts, open to other interested parties.	09/08/2005 06:00 p.m.	APIMEC, Brasília – DF
Public meeting with analysts, open to other interested parties.	10/08/2005 06:00 p.m.	APIMEC, Porto Alegre – RS
Public meeting with analysts, open to other interested parties.	11/08/2005 06:00 p.m.	APIMEC, Rio de Janeiro - RJ -
Public meeting with analysts, open to other interested parties.	12/08/2005 06:30 p.m.	ABAMEC, Rio de Janeiro- RJ
Public meeting with analysts, open to other interested parties.	19/08/2005 08:00 a.m.	APIMEC, São Paulo – SP
Public meeting with analysts, open to other interested parties.	23/08/2005 Recife – PE – 08:00 a.m. Fortaleza – CE - 06:00 p.m.	APIMEC – NE
Public meeting with analysts, open to other interested parties.	21/09/2005 07:00 p.m.	APIMEC, Florianópolis - SC

Meeting of the Board of Directors
Subject	Date
348a Board of Directors Meeting date	02/02/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	02/02/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/16/2005
Decisions:

1)    To authorize the signature of amendments to the consortium constitution contracts of the Aimorés, Funil, Porto Estrela, Queimado and Igarapava hydroelectric power plants, assigning Cemig’s rights and obligations in relation to them to Cemig Geração e Transmissão S.A.

2) To submit to the Extraordinary General Meeting of Stockholders to be held on 18 February 2005 the following proposal:

a)   To ratify the transfer, from Cemig to the wholly-owned subsidiary Cemig Geração e Transmissão S.A., of the debt relating to the two issues of debentures subscribed by the State of Minas Gerais, the proceeds of which were invested in the construction of the Irapé Hydroelectric power plant.

b)  To ratify maintenance of the counter-guarantee offered by the State of Minas Gerais to the Federal Government of Brazil for the debt contracted by Cemig and payable to KfW and the Inter-American Development Bank and for the debt arising from the restructuring of the foreign debt which gave rise to the Contract for Acknowledgment and Consolidation of Debt signed under Resolution 98/1992, of the Brazilian Senate, transferred to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A and Cemig Distribuição S.A.

c)   To ratify the approval of the transfers which are the subject of the Extraordinary General Meeting held on 30 December 2004, the individual amounts of which are greater than or equal to 20 (twenty) times the minimum limit established by the bylaws for authorization by the Board of Directors of Cemig.

3) To grant annual leave to the Chief Energy Generation and Transmission Officer.

4) To grant annual leave to the Chief Planning, Projects and Construction Officer.

5) To authorize closure of the Operational Agreement for the Guilman-Amorim hydroelectric power plant.

6) To authorize signing of the Electricity Sale Chamber (CCEE) Arbitration Convention.

Meeting of the Board of Directors
Subject	Date
349a Board of Directors Meeting date	03/07/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/07/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/28/2005
Decisions:
1) Report of Management and Financial Statements for the business year of 2004.

2) Proposal of the Board of Directors to the Annual General Meeting to be held on or before 30 April 2005.

3) Construction of the Irapé – Montes Claros low voltage transmission line.

4) Advances against future capital increases to the companies Usina Termelétrica Barreiro S.A. (Barreiro Thermo-electric generation plant) and CEMIG PCH S.A. (Cemig Small Hydroelectric Plants).

5) Contracting with Deloitte Touche Thomatsu for the services of auditing of accounts of the Irapé Construction Consortium (re-ratification of the respective CRCA).

6) Signature of Agreement and Amendment relating to the Contract to build the Pai Joaquim PCH (Small Hydroelectric Plant).

7) Construction of the Irapé–Araçuaí low voltage transmission line.

Meeting of the Board of Directors
Subject	Date
350a Board of Directors Meeting date	03/30/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	03/30/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/23/2005
Decisions:
1) Advance against future capital increase of the Usina Termelétrica Barreiro S.A

2) Internal staff reassignment agreement between CEMIG/Rosal Energia S.A./Gasmig/Efficientia S.A.

Meeting of the Board of Directors
Subject	Date
351a Board of Directors Meeting date	04/15/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	04/15/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/23/2005
Decisions:
1) To grant annual paid leave to the Chief Distribution and Sales Officer.

2) To sign amendments to electricity distribution concession contracts Nºs. 002, 003, 004 and 005/05.

3) To give guarantees in loan contracts entered into by Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. with Banco do Brasil S.A. for refinancing of debt.

4) To give guarantees in loan contracts entered into by Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. with the banks Credit Suisse First Boston and BNP Paribas for refinancing of debt.

Meeting of the Board of Directors
Subject	Date
352a Board of Directors Meeting date	04/20/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	04/20/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/23/2005
Decisions:
Proposal for acquisition of holdings in transmission companies

Meeting of the Board of Directors
Subject	Date
353a Board of Directors Meeting date	05/19/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	05/19/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/23/2005
Decisions:
1) Operational agreement for assignment of personnel between Cemig, Gasmig and Rosal Energia S.A.

2) Cancellation of PRCAs (proposals by the Board of Directors).

3) Early settlement of the contract with UHESC S.A. for purchase and sale of shares in UHE Sá Carvalho S.A.

4) Concession of annual remunerated leave to the Chief Energy Distribution and Sales Officer: Cancellation of PRCA.

5) Signature of Commitment Undertaking with Cia. de Saneamento de Minas Gerais – Copasa.

Meeting of the Board of Directors
Subject	Date
354a Board of Directors Meeting date	06/02/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	06/02/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/16/2005
Decisions:
1) Refinancing of the debt of the company and its subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A. becoming due in the period June through December 2005.

2) Authorization to file suit for recovery of undue taxation (PIS, Pasep and Cofins), and contracting – the matter being exempt from the requirement for tender proceedings – of a law firm specialized in tax law.

3) Guarantee in the contracting of the loan for refinancing of the debt.

4) Subcontracting of the services of the Independent Auditors for accounting and tax review of the companies of the Shahin Group.

Meeting of the Board of Directors
Subject	Date
355a Board of Directors Meeting date	06/29/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	06/29/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/16/2005
Decisions:
1) Signature of a Deed of Undertaking with the Minas Gerais Forests Institute (IEF/MG) and the Municipality of Grão Mogol.

2) Advance against future capital increase in Usina Termelétrica Barreiro S.A.

3) Creation of a Public Interest Civil Organization (OSCIP).

4) Payment of Interest on Equity.

5) Signature of a Technical-Scientific Cooperation Agreement for the development of the “Minas Gerais Prize for Conservation and Rational Use of Energy”.

6) Granting of annual paid leave to the Chief Corporate Management Officer.

7) Granting of annual paid leave to the Executive Vice-Chairman.

8) Granting of annual paid leave to the Chief Financial and Investor Relations Officer.

9) Granting of annual paid leave to the Chief Planning, Projects and Construction Officer / Re-ratification of CRCA.

10) Unbundling: Approval of the Valuation Opinions that give valuations of the goods, rights and obligations of the Generation, Transmission and Distribution assets of Cemig; approval of the transfer of these goods, rights and obligations to the wholly-owned subsidiaries Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.; and approval of increases in the registered capital, and changes in the Bylaws, of Cemig Geração e Transmissão S.A. and Cemig Distribuição S.A.

Meeting of the Board of Directors
Subject	Date
356a Board of Directors Meeting date	07/05/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	07/05/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/16/2005
Decisions:

Approved participation by the company in the project for the construction and commercial operation of the 220kV, 200-km, double-circuit Charrua - Nueva Temuco transmission line, in Chile, and the constitution of a special purpose company, in association with Companhia Técnica de Engenharia Alusa.

Meeting of the Board of Directors
Subject	Date
357a Board of Directors Meeting date	08/03/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	08/03/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	09/20/2005
Decisions:
1) The granting of an annual leave of absence was authorized for the Executive President, for the period from September 8 to 16, 2005.

2) The initiation of an administrative process for a Public Tender, and the hiring of conventional telephony services in the cities of Belo Horizonte, Contagem, Sete Lagoas, Itabira, Montes Claros, Januária, Juiz de Fora, Governador Valadares, João Monlevade, Caratinga, Três Corações, Pouso Alegre, Patos de Minas, Uberlândia, Uberaba, Juatuba and Santa Vitória, was authorized.

3) The signing of the term of assumption of the debt between CEMIG, CEMIG GT, CEMIG D and FORLUZ, with a view to regulating the sharing of the debt relating to the adjustment of reserves to be amortized of the Benefit and Settled plans among the sponsoring parties, was authorized.

4) The Health Assistance Program for the Members of the Executive Committee was approved.

5) The signing of the First Amendment to the Electric Energy Generation Concession Contract with the Federal Government, with a view to regulating the extension of the term of concession for the Igarapé Thermo-electric Plant, was ratified.

Meeting of the Board of Directors
Subject	Date
358a Board of Directors Meeting date	08/25/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	08/25/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/16/2005
Decisions:
Cemig informs that there was no deliberation on the meeting of our Board of Directors.

Meeting of the Board of Directors
Subject	Date
359a Board of Directors Meeting date	09/05/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	09/19/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/16/2005
Decisions:

Authorization of the procedures necessary for presentation of the documentation for prequalification of Cemig in Auction 001/2005, for grant of a concession to provide public electricity transmission service, including the construction, operation and maintenance of the transmission facilities of the basic grid network, as specified in the Invitation to Bid published on August 15, 2005.

Meeting of the Board of Directors
Subject	Date
360a Board of Directors Meeting date	09/29/2005 up to 10/03/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	10/03/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/16/2005
Decisions:
1) Approval of the revised Budget Proposal for 2005.

2) Authorization for publication of the terms for renegotiation of the first series of Cemig’s first issue of non-convertible debentures and for the signature of the amendment to the private deed of public issuance of debentures.

3) Authorization for advance against future capital increase in Cemig Trading S.A., in the amount of R$120,298.00.

4) Authorization for signature of a letter of commitment with White Martins Gazes Industriais to establish the commitment to present, jointly, to Banco Santander a binding proposal for acquisition of the company Gás Brasiliano Distribuidora S.A. and to establish substantially the relationship between the parties, in the event that they are declared joint winners of the acquisition bid; and authorization to present the above-mentioned binding proposal to Banco Santander.

5) Authorization for renegotiation of the debt agreement with Minasfer S.A.

6) Authorization for alteration of the period of vacations of the Chief Corporate Management Officer.

Meeting of the Board of Directors
Subject	Date
361a Board of Directors Meeting date	10/21/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	10/21/2005
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/16/2005
Decisions:

The Board authorized direct contracting with Banco Itaú BBA of the financial, technical, environmental, legal, accounting and actuarial advisory services to assist in the process of valuation of the assets of Light Serviços de Eletricidade S.A. and the thermal electricity generation plant Norte Fluminense S.A.

Meeting of the Board of Directors
Subject	Date
362a Board of Directors Meeting date	10/27/2005 up to 10/31/2005
Submission of Public Announcement of EGS to the São Paulo Stock Exchange	10/27/2005 (part)
Submission of the minutes of the EGS to the São Paulo Stock Exchange	11/16/2005
Proposals for decisions by the Board of Directors:
1) Payment of Interest on Equity;

2) Contracting for the use of corporate credit card services.(Same for Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.);

3) Contracting of services to supply temporary labor to meet needs for transitory substitution of employees or non-routine peaks in workload. (Same for Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.);

4) License Charge for Use or Occupation of Land Areas under Highway Control (TDFR) / Collection of this charge by the State of Minas Gerais / Filing of legal action, if not approved by ANEEL;

5) Binding proposal for acquisition of positions held by Schahin Engenharia Ltda. in transmission companies;

6) Direct contracting with Banco Itaú BBA of the financial, technical, environmental, legal, accounting and actuarial advisory services to assist in the process of valuation of the assets of Light Serviços de Eletricidade S.A. and the thermal electricity generation plant Norte Fluminense S.A.;

7) Contracting of D&O (Directors’ and Officers’ Liability) insurance.

Meeting of the Board of Directors – DATE FORECAST
Agenda	Date
Sundry matters	12/01/2005
Sundry matters	12/15/2005

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Listed company – CNPJ/MF N° 17.155.730/0001–64

NOTICE TO HOLDERS OF THE FIRST ISSUE OF THE FIRST SERIES OF

CEMIG DEBENTURES

We hereby advise holders of the First Series of the First Issue of debentures issued by CEMIG (Companhia Energética de Minas Gerais -“the Company”) that, in accordance with item 4.2 of Clause IV of the “Deed of the First Public Issue of Non-convertible Debentures, Divided into Two Series, Without Guarantee nor Preference, of Companhia Energética de Minas Gerais - CEMIG”, the Board of Directors of the Company, in its 360th meeting, held on September 29, 2005, decided to propose the following terms for renegotiation of the Debentures of the First Series of the First Issue (“the Debentures”):

(i)            The Second Remuneration Period, the period of time during which the conditions of remuneration of the Debentures of the First Series shall remain unchanged, shall begin on November 1, 2005 and end on November 1, 2009, the date of final maturity of the Debentures of the First Series;

(ii)           The Debentures of the First Series shall earn interest corresponding to the accumulated variation of 100% of the average daily rates for DIs - One-day Interbank Deposits, “extra-grupo” (DI rates), calculated and published by CETIP (the Custody and Settlement Chamber - Cãmara de Custódia e Liquidação), capitalized by a spread of 1.20% per year, on the 252-business-day basis, applicable to the balance of the nominal value of the debenture for each Capitalization Period, that is to say from the

Remuneration Interest Maturity Date immediately prior to the date of its effective payment, in accordance with the following formula:

J = VNe x (InterestFactor – 1), where:

J                      =   the amount of interest due at the end of each Capitalization Period, calculated to 6 (six) decimal places without rounding;

VNe                =   issue Nominal Value or balance of the Nominal Value of the debenture at the beginning of the Capitalization Period, calculated to 6 (six) decimal places, without rounding;

InterestFactor      =   factor of compound interest on the floating basis, augmented by a spread, calculated to 9 (nine) decimal places, with rounding, calculated as follows:

InterestFactor = DIFactor x SpreadFactor, where:

DIFactor =   product of the DI-Over rates percentage rates applied, from the date of start of capitalization, inclusive, up to the date of calculation, exclusive, calculated to 8 (eight) decimal places, with rounding, as follows:

nDI         =   the total number of DI-Over rates taken into account in the updating of the asset, where n is a whole number;

TDIk        =   DI-Over rates, expressed daily, calculated to 8 (eight) decimal points, with rounding, as follows:

DIk      =   the DI-Over rate published by CETIP, valid for 1 (one) business day, used with 2 (two) decimal places;

dk        =   number of business days corresponding to the period of validity of the DI-Over rate, being a whole number;

k          =  k  =  l, 2,  ...,  n;

p              =  percentage applied to the DI-Over rate, to 2 (two) decimal places;

SpreadFactor    =  extra fixed interest rate calculated to 9 (nine) decimal places, with rounding, according to the following formula:

spread	= the spread or extra rate, in the form of percentage per year, to 4 (four) decimal places;

N	= the number of days to which the spread is applied, being a whole number;

n	= the number of business days between the date of the next event and the date of the previous event;

DT	= the number of days between the last and the next event, being a whole number;

DP	= the number of business days between the last event and the present date, being a whole number;

(iii)          In the event of the DI rate being temporarily unavailable at the time of payment of any pecuniary obligation resulting from the setting of the Remuneration Interest, there shall be used, to substitute it, the same daily rate produced by the last known DI rate, up to the date of the calculation, and no financial compensation shall be payable either by the company or by the debenture holders, when the respective DI rate is subsequently published.

(iv)          In the absence of calculation and/or publication of the DI rate for a period more than 15 (fifteen) consecutive business days after the Issue Date or, in the event of its abolition, or non-applicability by force of law, to replace the DI rate there shall be used the average rate of daily financings backed by federal securities calculated in the Special Settlement and Custody System (“the Selic Rate”), or, in its absence, the reference rate of the National Financial System which may from time-to-time substitute the Selic Rate (“Replacement Rate”).

(v)           In the event of there not being any Replacement Rate, the Fiduciary Agent shall, within a maximum period of 30 (thirty) days from either (i) the 15th consecutive business day of absence of calculation and/or publication of the DI rate, or (ii) the abolition, or non-applicability by force of law, of the DI rate, carry out a General Meeting of Debenture Holders, to decide, by agreement with the Issuer, subject to the applicable regulations, the parameter to be used for the remuneration of the Debentures, which shall be proposed by the Issuer.  Until the decision on this parameter, the same daily rate produced by the last known DI rate shall be used for the calculation of the value of any obligations under this Clause, up to the date of the decision of the General Assembly of Debenture Holders.

(vi)          If the Replacement Rate is published before the holding of the General Assembly of Debenture Holders, the said

Assembly shall not be held, and the Replacement Rate, as from its publication, shall thereafter be used for the calculation of the Remuneration Interest on the Debentures.

(vii)         If the General Assembly of Debenture Holders does not decide, by common agreement between the Issuer and the Debenture Holders, the parameter to be used for the remuneration of the Debentures, the Issuer, in common agreement with the Debenture Holders, shall choose one of the 5 (five) largest first-line banks in Brazil to calculate the new parameter for the Remuneration Interest. The bank that is chosen shall adopt a new parameter for the purposes of calculation of the Remuneration Interest in such a way as to preserve the original remuneration of the Debentures, taking into account, including for this purpose, the last 15 (fifteen) previous public debenture issue transactions in the Brazilian market.

(viii)        The remuneration of the debentures of the First Series in the second period of incidence of remuneration shall be paid annually, on November 1 of the years 2006, 2007, 2008 and 2009.

The Fiduciary Agent of the Debenture Holder is Planner Corretora de Valores S.A.

Any Debenture Holders who do not agree with the conditions set by the Board of Directors of the Company herein published may, between the 15th and the 5th business day (inclusive) prior to the date of the renegotiation, that is to say, from October 10 to 25, 2005, state, through the CETIP or the CBLC or, in the event of the Debentures not being in custody at CETIP or CBLC, through Banco Itaú S.A., their option to exercise the right of sale of the Debentures to the Company. The Company undertakes to acquire the totality of the Debentures from those Debenture Holders who do not accept the conditions specified herein, for the nominal value, updated in monetary terms, augmented by the remuneration calculated pro rata temporis. The acquisition by the Company of the Debentures shall take place on November 1, 2005, and the payment to the Debenture Holders shall be made in accordance with the terms of the Issue Deed. No premium shall be payable by reason of the acquisition to which this present notice refers.

Belo Horizonte, October 10, 2005.

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

Market announcement

Cemig (Companhia Energética de Minas Gerais), a listed company with share securities traded on the stock exchanges of New York, Madrid and São Paulo, and holder of public service concessions, hereby informs the public, in accordance with its commitment to implement best corporate governance practices, and in accordance with Instructions 358 and 359 of the Brazilian CVM (Securities Commission), of 3 January and 22 January 2002, that it is in the process of contracting a financial institution, on the firm guarantee basis, to arrange a securitization of receivables to raise funding totaling a minimum of R$ 900 million. We also inform the public that the funds raised will make possible the payment of extraordinary dividends in the manner authorized by the Company’s Bylaws.

Belo Horizonte, November 2, 2005

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS — CEMIG

By:	/s/ Flávio Decat de Moura
	Name:	Flávio Decat de Moura
	Title:	Chief Financial Officer and Investor Relations Officer

Date: November 4, 2005